

August 27, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Pacer Funds Trust
        Issuer CIK: 0001616668
        Issuer File Number: 333-201530 / 811-23024
        Form Type: 8-A12B
        Filing Date: August 27, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Pacer S&P SmallCap 600 Quality FCF Aristocrats ETF and Pacer S&P MidCap 400 Quality FCF Aristocrats ETF under the Exchange Act of 1934.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications